INVEST IN **GIGKLOUD**

Connecting Businesses With On-Demand Labor

Available on the iPhone
App Store
ANDROID APP ON
Google play
GigKloud
Work. Anytime, Anywhere!

LEAD INVESTOR

Brooks Thornhill Private Angel Investor

As an experienced Angel I've always sought out the most disruptive opportunities. I believe GigKloud will be a household name in 3-5 years. They have the ability to iterate on a week to weekly basis, and are going against the competition that's stuck in their old ways. A true unicorn opportunity! I've personally witnessed the work ethic of William and Joseph. My investment is a testament to the trust and confidence I have in their success. I can't wait to share this journey with more investors that see what I do!

Invested $15,000 this round & $27,862 previously

Learn about Lead Investors

gigkloud.com New York NY

Technology | Software | B2B | App | Marketplace

OVERVIEW UPDATES WHAT PEOPLE SAY ASK QUESTION

Highlights

1. 80% CMGR Over Last 7-Months
2. Disrupting a $132 Billion Market ($492B Globally)
3. Average Client Spent $4,800 Last Month, Up 1,000% YoY
4. Total Marketplace Volume Up 262% YoY
5. Average Gig Value is $163, Up 45% YoY
6. 15,000 Workers On Our Waitlist
7. Founder is Physicist-turned-coder, Who Builds New Features Weekly

Our Team

D. William Zero Founder, CEO & CTO

Naval Aviator, Scientist, and Serial Entrepreneur. Self taught coder, with an advanced



Naval Aviator, Scientist, and Serial Entrepreneur. Self-taught coder, with an advanced degree in astro-particle physics.



Joseph Marchione Co-Founder, CMO, Biz Dev & Partnerships

Entrepreneur, angel investor, super-connector and community builder. Expert in product marketing, sales and customer experience.



Diane Mulcahy Strategic Advisor

Babson College Professor, and Best-Selling Author of "The Gig Economy"

SEE MORE

Pitch



(Sponsored. Kevin O'Leary is not a current investor, opinions expressed are his own.)

The Problem



GigKloud targets businesses in the construction, moving, fulfillment, and event industries which depend heavily on an unskilled, supplemental workforce. The

industries which depend heavily on an unskilled, supplemental workforce. The biggest problem these companies face is adjusting their daily labor needs with their current business demand.

As of today, staffing agencies are their best and only solution to access a contingent workforce. However, staffing agencies create a host of other issues such as:

- The agency dictates the wage an employer must pay for more workers.
- The employer has no choice over which workers are being sent to work for them.
- Onboarding with an agency can take a week or more, and requires contracts.
- Workers receive only 60% of the wage the employer pays to the agency.

The Solution

With GigKloud, onboarding takes just minutes, and new workers can arrive in as little as 2-hours! Employers get to set the wages they are willing to pay, and select the workers they wish to work with. Most importantly, workers get to take home 88% of the wage paid. Additionally, both sides have the opportunity to review one another, promoting an open, self regulating worker/employer community.


GigKloud - Hiring Extra Staff is as Easy as 1, 2, 3!
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SHOW UP IN OUR
MOBILE APP
1000'S OF GIG WORKERS
ARE WAITING

The Product

We've built an intuitive product that has separate interfaces for workers and employers. Our employers use our web app, while our workers use our Android and iOS apps.


THE PRODUCT
GigKloud
Labor From The Cloud!
We Provide Labor From the Cloud!
Donte Benjamin
Hello, Donte Benjamin!



Employer Interface　　　　**Worker Interface**

How We Make Money

We make 32% on every gig that is posted on our marketplace!

UNIT ECONOMICS

GigKloud collects 32% gross revenue from every completed transaction



Employer 20% Posting Fee	Average Gig Value $163 GigKloud Collects: $32.60 From Employer $19.56 From Worker **$52.16 revenue/gig**	Worker 12% Platform Fee



Traction

Our first version of the app had lackluster success. Client retention was inconsistent and the amount clients were willing to spend was flat.



By paying close attention to our clients' feedback, we were able to identify their true pain points and build new features to address them. We saw an immediate positive effect on client retention, and the amount they were willing to spend each month skyrocketed.





Metrics

We've Identified the Following Metrics:

- Customer Acquisition Cost (CAC): **$1,975**

- Avg. Client Spend in GMV (Monthly): **$2,769**

- Avg. Revenue Per Client (Monthly): **$731**

- Time to Recoup CAC: **2.7 Months**

- Client Growth Rate: **33% MoM**

- Average Retention: **5.6 Months and Growing!**

Projections

The founders were able to accomplish the above results as a two-person operation. Now, our biggest obstacle is the lack of a professional sales team. We will deploy 40% of the campaign proceeds towards building a sales team. Using the above metrics, and assuming a total raise of $500k, we can make the following projections:



(Disclaimer: The above projections cannot be guaranteed)

We can reach $3MM in GMV, and $1MM in annual revenue just by acquiring 100 new clients. Meanwhile, there are 10's of thousands of companies in the U.S. alone, that fit our target profile. The sky is the limit.





$ MILLION USD
2
1
0
Currently
Q3 - 2021
Q4 - 2021
Q1 - 2022
Q2- 2022

(Disclaimer: The above projections cannot be guaranteed)

The Market

The global Temporary Labor Market is $492B, expected to grow 6.4% annually, reaching $673B by the year 2025.

TEMP LABOR MARKET
$132B In the U.S. Alone
Alumni Labor Platform
High Skilled Alumni Returning on a Per-Shift Basis
$46B
Professional/ High Skill
$86B
General Labor
ON-DEMAND MARKETPLACE
General Labor, Manufacturing, Warehousing, Moving, etc.
Staffing Industry Statistics–The American Staffing Association June 16, 2019



Our Customers

"**GigKloud helped us find 6 workers next business day** to meet our fulfillment deadline. The workers arrived on time, they were efficient and professional. I'd absolutely hire them again, and will recommend GigKloud to other businesses my size, as we all have similar staffing challenges."

PiperWai

Sarah Ribner - Founder & CEO

"As we launched, our demand was unpredictable. Utilizing **GigKloud to supplement, & sometimes even entirely power,** our delivery crew, allowed us to operate lean."





ME SOUS

Phil Toronto - Founding Partner

"As an early stage company the pace of growth can be erratic. **Having a source of on-demand labor from GigKloud allows** for the ultimate flexibility and scalability in our workforce."





markid

Ankur Dhawan - Co-Founder & CEO

























PiperWai | swagup | MM.LAFLEUR NEW YORK | selffee

markid | FREE YOUR ARMS! | ME SOUS | TINY

api alroproducts international | CargoTrans | PRIME RENOVATIONS | MyBagCheck

Future Vision

During covid-19, our employers have expressed an increased concern for the many workers they unfortunately had to let go due to the pandemic. Although our model has not been affected by the pandemic, we have recognized a new opportunity in helping employers manage these "alumni" workers, and put them back to work. We call this service "HiveLabor."

HiveLabor, helps employers leverage their alumni employees in an on-demand capacity, thereby preventing them from having to source, hire, and re-train new individuals. Research has shown that bringing back an alumni worker can be 90% cheaper than finding someone new. HiveLabor will launch in Q2 of this year, expanding GigKloud's market opportunity to include enterprise level clientele.

THE FUTURE



GigKloud Work. Anytime. Anywhere!

HiveLabor by GigKloud


Labor Marketplace
Non-Skilled & Semi-Skilled Workers
In as Little as 2-hrs
(Live today)
Alumni Employee Platform
Leverage Alumni Employees In
an On-demand Capacity
(Q2 - 2021)

A Closer Look


Donte
Benjamin
BADGES
PAYMENT INFORMATION
Hello, Donte Benjamin!
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$528.00

GigKloud From the Worker's Perspective


GigKloud - Getting a Job is as Easy as 1, 2, 3!
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GigKloud
Work. Anytime, Anywhere!

Product Demo

A complete look at our onboarding process from signing up, through hiring your first worker.


GigKloud Product Demo
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GigKloud
Work. Anytime, Anywhere!

FULL PRODUCT DEMO